UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES
UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number

MICROPHASE CORPORATION

(Exact Name of Registrant as specified in its charter)

Connecticut	**06-0710848**
(State of Incorporation)	(IRS Employer ID No.)

100 Trap Falls Road Extension
Shelton, CT 06484
(Address of principal executive offices)

587 Connecticut Ave. Norwalk, CT 06854
(Previous address of principal executive offices)

(203) 866-8000
(Registrant's telephone number, including area code)

Securities to be Registered Under Section 12(b) of the Act: **None**

Securities to be Registered Under Section 12(g) of the Act:

Common Stock, No Par Value Per Share
(Title of each class to be so registered)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting Company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting Company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer ☐   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting Company ☒

EXPLANATORY NOTE

You should rely only on the information contained in this amended registration statement or in a document referenced herein. We have not authorized anyone to provide you with any other information that is different. You should assume that the information contained in this registration statement is accurate only as of the date hereof except where a different specific date is set forth.

As used in this registration statement, unless the context otherwise requires, the terms the "Company," "we," "us," "our," or "Microphase" refer to Microphase Corporation, a Connecticut corporation.

FORWARD-LOOKING STATEMENTS

Except for statements of historical fact, some information in this document contains "forward-looking statements" that involve substantial risks and uncertainties. You can identify these forward-looking statements by words such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "should," "will," "would" or similar words. The statements that contain these or similar words should be read carefully because these statements discuss our future expectations, contain projections of our future results of operations or of our financial position, or state other forward-looking information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able accurately to predict or control. Further, we urge you to be cautious of the forward-looking statements which are contained in this registration statement because they involve risks, uncertainties and other factors affecting our operations, market growth, service, products and licenses. The factors listed in the sections captioned "Risk Factors" and "Description of Business," as well as other cautionary language in this registration statement and events in the future may cause our actual results and achievements, whether expressed or implied, to differ materially from the expectations we describe in our forward-looking statements. The occurrence of any of the events described as risk factors or other future events could have a material adverse effect on our business, results of operations and financial position. Since our common stock is considered a "penny stock," we are ineligible to rely on the safe harbor for forward-looking statements provided in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities and Exchange Act of 1934, as amended (the "Exchange Act").

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

When this registration statement becomes effective, we will begin to file reports, proxy statements, information statements and other information with the United States Securities and Exchange Commission (the "SEC"). You may read and copy this information, for a copying fee, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its Public Reference Room. Our SEC filings will also be available to the public from commercial document retrieval services, and at the Web site maintained by the SEC at *http://www.sec.gov*.

Our Internet website address is *http://www.microphase.com*. Information contained in our website does not constitute part of this registration statement. When this registration statement is effective, we will make available, through a link to the SEC's Web site, electronic copies of the materials we file with the SEC (including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K, the Section 16 reports filed by our executive officers, directors and 10% stockholders and amendments to those reports). To receive paper copies of our SEC filings, please contact us by mail addressed to Investor Relations, Microphase Corporation, 587 Connecticut Avenue, Norwalk, CT 06854 or by telephone at (203) 866-8000.

ITEM 1. BUSINESS.

General Information

Our business address is 100 Trap Falls Road Extension, Shelton, CT 06484. Our Internet website address is *www.microphase.com.* The information contained in, or that can be accessed through, our website is not part of this registration statement.

Existing Buisness

Microphase Corporation is a "design to manufacture" original equipment manufacturer (OEM) providing, primarily as a sub-contractor to prime military contractors, components for radar, electronic warfare (EW) and communication systems. Such components include, radio frequency (RF) and microwave filters, diplexers, multiplexers, detectors, switch filters, integrated assemblies and detector logarithmic video Amplifiers (DLVA) to the military, aerospace and telecommunications industries. Sales to prime contractors of the U.S. Government represent 99% of sales. The Company has two manufacturing facilities, one in Shelton, Connecticut and one in Folsom, California. The Company has recently moved to its Shelton, Connecticut manufacturing facility from Norwalk, Connecticut.

Going Concern Opinion

As of June 30, 2014, we had an accumulated deficit of $10,717,263 and a total stockholders' deficit of $1,525,284. As of December 31, 2014 (unaudited) we had an accumulated deficit of $12,602,806 and a total stockholders' deficit of $836,094. A significant amount of capital will be necessary to sustain, grow and advance our business and these conditions raise substantial doubt about our ability to continue as a going concern, as expressed in our Auditor's report.

Historical Overview

Microphase Corporation was founded in 1955, by Mr. Necdet Ergul, and was originally incorporated in the Commonwealth of Massachusetts and reincorporated under Connecticut law in 1959. As we enter our 60th year, Microphase, now located in Shelton, CT and Folsom, CA, is engaged in the design and manufacture of Radio Frequency (RF) and microwave electronic components and subsystems, as one of the oldest and most experienced microwave product companies in the industry. The contributions of Microphase to filter and multiplexer technology have been extensive. As discussed below, since our first diplexer designed for Lockheed Martin in 1955, to the use of our multiplexer on the first Telstar satellite, for which we received a letter of achievement from Bell Labs in 1958, and through the use of our components in significant defense programs more recently, including the Polaris Submarine and the F35 Joint Strike Fighter, we have been recognized as a contributor to vital programs that have marked the evolution of RF components.

Microphase Corporation specializes in microwave electronics that provides core technology solutions for radar systems. These solutions include complex components and devices for detection, filtering, conditioning, and amplification of radar signals. Radar signals are bursts of microwave energy that are emitted by a transmitter. When these radar signals come in contact with an object they are reflected back towards the transmitter and are captured by a radar receiver. The received reflected radar signals are usually very weak and buried in noise and require ultra-sensitive detection and high precision video amplification systems in order to accurately recover the signals and facilitate use of the information received.

Microphase Corporation designs and manufactures components and subsystems that carry out these functions. Products include: (1) Filters that sort out and clarify microwave signals; (2) Multiplexers that are a series of filters combined in a single package; (3) Solid State Amplifiers that amplify microwave signals; (4) Detectors and Limiters that are semiconductor devices for detection of radar signals and protection of receivers from damage from high power signals and jamming; (5) Detector Log Video Amplifiers that are fully integrated detection systems ruggedized to meet the most stringent requirements of the military environments; and (6) Integrated Assemblies that combine multiple functions from a range of components and devices including transmitters, receivers, filters, amplifiers, detectors, and other functionality into single, efficient, high performance, multifunction assemblies.

Microwave technology is a well-established and dominant electronics field with a wide range of applications across a diverse mix of military and commercial market sectors. These applications and market sectors cover commercial wireless infrastructure including cell tower, tower-mount, and pole-mount macro-, mini-, and micro-cell base stations; wireless backhaul and enterprise networks comprising point to point and multipoint microwave towers and links; defense & aerospace including radar systems, telemetry transmitters for missile systems, electronic warfare (EW) systems, tactical radio communications systems for ground, sea, and airborne applications; satellite communications; land mobile radio systems for public safety and homeland security communications networks; broadcast systems including digital TV transmitters; electronic test and measurement instruments including high precision RF and microwave signal generators and analyzers; medical instrumentation including MRI and laser systems and RF surgical probe systems; microwave wireless multimedia devices; GPS receivers; automotive sensor; tollway transponders; security scanners; and household appliances including microwave ovens, cordless phones, set-top boxes, cable and Wi-Fi modems.

We have a long history of supplying high power, high frequency, RF and microwave products, including filters, log video amplifiers, detectors and integrated assemblies, to prime contractors that in turn supply government military customers. These prime contractors include, but are not limited to, Lockheed Martin, BAE, Raytheon, Saab, and Northrop Grumman. Our products have been used in numerous programs dating back to 1956, when Microphase introduced its first diplexer to Lockheed Martin. Continuing its technology leadership, Microphase designed a seven channel multiplexer, now housed in the Smithsonian Institute of Technology, which was onboard the first US piloted space flight, the Mercury Freedom 7 Capsule, on May 5, 1961. Other notable contributions include products used in the Atlas Missile, Vanguard Missile, Polaris Missile System (recipient of citation from Bureau of Naval Weapons), SHRIKE Missile, ARM Missile, the Patriot Missile System, THAAD (Terminal High Altitude Area Defense), the Samos, Tiros, and Currier Space Probes, the B1 Bomber, the F111, EA6B, F14, F16, F18, Gripen fighter, and the F35 joint strike fighter planes, and more recently drone programs including the Predator, the Reaper and the Shadow.

As the need for more secure communications increases, the need for higher powered and higher frequency devices is needed for applications in military, public safety/homeland security, medical, autonomous auto, commercial communications and other fields.

The Company recently signed an agreement to develop a new line of test probe products for the RF/Microwave Test and Measurement (''T&M'') industry with Dynamac, Inc. Our T&M products and solutions are designed for daily use by thousands of electronic and wireless engineers around the world and could reduce test and measurement time from days and weeks to minutes. The Company expects a diverse customer base which target end users in the areas of research, product design and development, component/ device design and development, semiconductor chip and integrated circuit design and development, production testing, incoming inspection and quality control.

Competition

We operate in highly competitive markets that are sensitive to technological advances. Many of our competitors in each of our markets are larger than we are and maintain higher levels of expenditures for research and development. In each of our markets, we concentrate on the opportunities that our management believes are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these markets are product quality and reliability; technological capabilities; service; past performance; ability to develop and implement complex, integrated solutions; ability to meet delivery schedules; the effectiveness of third-party sales channels in international markets; and cost-effectiveness.

In the RF Communications segment, principal competitors for our filter components products include K & L Microwave, a Dover Company; R S Microwave, a privately held company headquartered in Butler, NJ; Lorch Microwave, a member of the Smith Group, a global technology company listed on the London Stock Exchange; and Delta Diversified Products, a private company based in Arizona.

In the Video amplifier segment, principal competitors for our Detector Log Video Amplifier Sensor products include American Microwave Corporation, a privately held company headquartered in Frederick, MD; Akon Inc., a privately held company based in San Jose, CA; Planar Monolithics Industries (''PMI''), a privately held company based in Frederick, MD; L-3 Narda- Miteq, a subsidiary of L-3 Communications Inc., a publicly-traded company based in New York, NY; and Signal Technology, a subsidiary of Crane Co., a publicly-traded company based in Stamford, CT.

RF/Microwave Industry

The RF/Microwave industry is vast, comprising a wide range of diverse technologies that incorporate everything from tiny components to large integrated systems. The scope of applications for RF/Microwave products is nearly as broad as the number of technologies themselves, with a reach that grows wider with each passing year. RF/Microwave products support a variety of market segments including defense and aerospace; mobile wireless infrastructure networks; multimedia devices; household appliances such as microwave ovens, set top boxes and entertainment systems; public safety/homeland security communications; broadcast systems; automotive sensors; and other markets. These markets have traditionally presented a wide range of opportunities and diverse customers for Microphase's RF/Microwave products. As a customer-driven global provider of RF/Microwave components, devices, and integrated assemblies we plan to expand market penetration in emerging technology markets including 5th Generation (5G) wireless mobile communications, commercial drone systems, and Internet of Things (IoT), which provides for advanced interconnection of devices, systems, and services within the existing Internet infrastructure and is expected to rely heavily on wireless links to lead in automation in nearly all fields from residential to commercial, healthcare and industrial markets.

The RF/Microwave components drive annual opportunities that are valued in the billions of dollars. The market segments for Microphase products including filters, detector log video amplifiers, power amplifiers, and integrated assemblies together are valued at more than $4 billion annually as calculated by the Company based on data from CTIA-The Wireless Association, the Microwave Journal, Civitas Group and Transparance Market Research.

Defense Industry

The US Department of Defense (''DOD'') is committed to ensuring a high state of military readiness, with funding priorities focused on the safety and effectiveness of US troops, national defense, homeland security, and battlefield command, control and communication systems. Advanced radar systems, jamming systems, smart munitions, electronic surveillance and communication systems are important DOD capabilities. The Company's products and technologies are mission-critical components which are supplied to the major US Defense Original Equipment Manufacturers (''OEMs'') that develop and manufacture these systems for the DOD.

Microphase is world-renowned in the RF and microwave defense electronics industry for its technical expertise in high frequency, high power products that support secure communications between military assets. The Company possesses a high degree of engineering talent and technical expertise in high frequency, high power communications. The Company focuses on more complex and higher performance products with higher technical requirements.

Principal Customers; Government Contracts

The percentage of our revenue that was derived from sales to major defense contractors of advanced weapons systems to U.S. Government customers, including the Military, the DoD and intelligence and civilian agencies, as well as foreign military sales funded through the U.S. Government, was approximately 99 percent in fiscal 2014 compared with approximately 99 percent in fiscal 2013 and 99 percent in fiscal 2012. Our U.S. Government sales are predominantly derived from contracts with prime military contractors to the U.S. Government.

On U.S. Government firm fixed-price contracts we agree to perform a specific scope of work for a fixed price and, as a result, may benefit from cost savings and may carry the burden of cost overruns. U.S. Government contracts are terminable for the convenience of the U.S. Government, as well as for default based on performance. Companies supplying goods and services to the U.S. Government are dependent on Congressional appropriations and administrative allotment of funds and may be affected by changes in U.S. Government policies resulting from various military, political, economic and international developments. Long-term U.S. Government contracts and related orders are subject to cancellation if appropriations for subsequent performance periods become unavailable. Under contracts terminable for the convenience of the U.S. Government, a contractor is entitled to receive payments for its allowable costs and, in general, the proportionate share of fees or earnings for the work done. Contracts that are terminable for default generally provide that the U.S. Government pays only for the work it has accepted and may require the contractor to pay for the incremental cost of re-procurement and may hold the contractor liable for damages. In many cases, there is also uncertainty relating to the complexity of designs, necessity for design improvements and difficulty in forecasting costs and schedules when bidding on developmental and highly sophisticated technical work. Under many U.S. Government contracts, we are required to maintain facility and personnel security clearances complying with DoD and other Federal agency requirements.

Business the Company Intends to Expand Upon

Global RF/Microwave Test and Measurement Industry

The global RF/microwave test and measurement industry is estimated to reach $4.2 billion in 2016, growing at a compound annual rate of 7% as the increasing complexity of products translates into growth opportunities for RF/microwave test and measurement vendors. This market estimate was calculated by the Company based on data from the US Department of Labor, the Institute of Electrical and Electronics Engineers ("IEEE"), Frost and Sullivan, and Keysight Technologies, Inc. (NYSE:KEYS). Key factors driving the growth include, the growth in wireless and mobile devices, revolving wireless standards, and a focus on Multiple Input Multiple Output ("MIMO") technology using multiple antennas to make use of reflected signals to provide gains in channel quality. As standards continue to evolve and emerge, there is expected to be a greater demand for state of the art vector network and spectrum analyzers and related accessories.

Subject to available financial resources, Microphase plans to introduce a series of unique and high performance handheld and PC-based electronic test and measurement devices and supporting accessories designed for use with a laptop or desktop computer. These products are intended to provide the most cost effective and most efficient tools for test and characterization of RF/microwave and wireless components, devices, and circuits. Our test and measurement solutions enable board-less, connector-less, solder-less and non-destructive test and measurement of RF/Microwave and wireless packaged and unpackaged devices, components, and circuits. The product line is proprietary and protected by two issued patents and more than 18 patent applications currently in process. The RF/Microwave test and measurement industry is dominated by 5 major global test equipment manufacturers including Keysight Technologies (formerly Agilent Technologies), Anritsu, Rohde & Schwarz, Tektronix (a division of Danaher), and National Instruments. These manufacturers offer a range of vector network and spectrum analyzers which are key electronic test and measurement instruments for test and performance characterization of RF and microwave components, devices, and circuits. In addition to these five major test equipment manufacturers there are several small manufacturers that offer a wide range of test and measurement tools and accessories many of which are designed and intended to work and/or interface with test instruments manufactured by these five major manufacturers. Microphase T&M products include tools and solutions that are intended to interface directly with test instruments from all five test equipment manufacturers as well as test solutions that operate independent of these instruments and in some cases compete with these instruments.

Growth Strategy

While our core market historically has been the military electronic defense industry and the commercial wireline telecommunication industry, we intend to leverage our high-frequency RF and microwave expertise to expand into high growth sectors of the wireless and RF microwave industries where we can command significant leadership. The strategic plan for future growth is to develop and/or acquire proprietary technologies and solutions that will supersede existing solutions and products from the perspectives of cost, size, weight, reliability and performance, have general appeal to the end user markets worldwide, and enable the Company to command significant market leadership.

The Company will be diversifying its market focus beyond its legacy products by introducing a mix of defense, Department of Homeland Security and commercial products for the wireless telecom, autonomous auto, test & measurements, and medical instrumentation markets. This strategy should enable Microphase to broaden its customer base and reduce risk by spreading its revenue base across multiple market sectors. Targeted strategic acquisitions should increase our market share and technology value of our product lines as well as broaden our product offering and diversify our customer base.

4

Groundbreaking technologies and innovative solutions should drive our strategic roadmap for long-term growth and profitability. Discussions are underway for collaboration and joint development with certain potential strategic partners. Microphase is aggressively pursuing access to niche products and solutions with first-to-market opportunities.

Recent Developments

Pursuant to the Company's growth strategy, on March 31, 2013 the Company acquired a line of detector log video amplifier ("DLVA") threat detection products from Microsemi Corporation, a global designer, manufacturer and marketer of analog and mixed-signal integrated circuits and semiconductors. The acquired product line specializes in threat detection assemblies used in many DOD programs. The product line is complementary to Microphase's existing portfolio of high end Video Amplifier products and has enabled the Company to enhance its market leadership position by allowing it to expand its product offerings. This line of business accounted for 23% of the Company's 2014 sales.

In July of 2014, Microphase executed a Stock Purchase Agreement with AmpliTech Group, Inc., a publicly-traded provider of RF/Microwave and low-noise amplifiers for critical and high-reliability, wireless and satellite communications applications. Microphase received 8,666,666 shares of common stock of Amplitech Group, Inc. for a $200,000 investment. To date this investment has been a passive investment.

In August of 2014, Microphase entered into an agreement with Dynamac, Inc. ("Dynamac"), a privately-held company located in Addison, Illinois, regarding a new line of test probe products. The Company believes there are significant opportunities in the RF/Microwave Test and Measurement industry for low-cost, high-frequency calibrated test probe products and related test platforms and accessories. Microphase and Dynamac formed a strategic partnership that is expected to enable both companies to use their core competencies, technologies and resources to develop, manufacture and market a unique portfolio of the industry's first low-cost RF/Microwave and Millimeter-wave calibrated test probes and related universal test platforms as alternative commercial products to conventional custom test solutions. Dynamac's product line is protected by a strong intellectual property portfolio which includes two issued patents, 18 patents applications in process and trade secrets. Microphase and Dynamac expect to file additional patent applications to protect several additional products planned for future development. Microphase is required to provide additional funding to enable transition of T&M products from prototype phase to full scale production. The parties are continuing to negotiate a timeframe for such funding and delivery of engineering prototypes.

Existing Product Families

Detector Log Video Amplifiers: Microphase DLVA products are complex subsystem modules that are used primarily in radar and electronic warfare (EW) systems to detect and process with high precision and accuracy incoming signals having varying power levels in highly electromagnetic dense and noisy environments to deliver video output signals to advanced early warning radar and control systems.

Detectors and Limiters: These products are used in the receivers of radio and satellite communications, GPS, radar, and electronic countermeasure systems for detection of very low level signals while at the same time protecting high sensitivity receivers from high power interference and jamming sources.

Filters: Microphase's filter portfolio offers a complete line of bandpass, bandstop, lowpass, and highpass filter products for both transmitter and receiver applications. Microphase filters are used in a wide range of communications, broadcast, radar, and satellite systems, etc. to provide channel selectivity, and to eliminate or mitigate noise, interference and/or spurious emissions.

Switched Filter Banks: A switched filter assembly typically consists of a bank of filters and a controlled high speed switch matrix. Each filter within the filter bank covers a specific frequency band. The filters are selected and switched in nanoseconds by a digital control signal. Microphase offers switched filter assemblies consisting of up to 16 filters or channels for use in EW, military and aerospace, and communications systems.

Duplexers and Multiplexers: Our duplexers consist of two filters which provide a high degree of isolation between transmit and receive signals enabling a transmitter and receiver to operate safely and reliably via a single common antenna. Microphase multiplexers consist of multiple filters designed and arranged in such a way to provide contiguous and non-contiguous channels. Microphase designs and manufactures multiplexers with up to 16 channels using various advanced filter technologies to meet customer-specific requirements.

Amplifier Solutions: Microphase offers a family of custom designed and manufactured amplifiers covering frequency range up to 18 GHz providing linear amplification of signals for both transmitter and receiver applications for a wide range of military and commercial communications, radar, EW and ECM systems.

Multifunction Assemblies and Integrated Subsystems: Many of Microphase products are leveraged, used, and integrated along with other functionality and technologies in the design, development, and manufacture of higher level functionality in smaller and more compact multifunction assemblies offering solutions with substantially reduced risk and complexity when compared to discrete architectures.

Employees

As of February 12, 2015, the Company had 63 full-time employees, 3 part-time employees, 4 paid consultants and 1 contract worker.

Reports to Security Holders.

1. The Company will file reports with the SEC. The Company will be a reporting company and will comply with the requirements of the Exchange Act.

2. The public may read and copy any materials the Company files with the SEC in the SEC's Public Reference Section, Room 1580, 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Section by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, which can be found at *http://www.sec.gov.*

Our government business also is subject to specific procurement regulations and a variety of socio-economic and other requirements. These requirements, although customary in U.S. Government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our business, financial condition, results of operations and cash flows. Failure to comply with these regulations and requirements could lead to fines, penalties, repayments, or compensatory or treble damages, or suspension or debarment from U.S. Government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various laws, including those related to procurement integrity, export control, U.S. Government security regulations, employment practices, protection of the environment, accuracy of records, proper recording of costs and foreign corruption. The termination of a U.S. Government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our standing and eligibility for future U.S. Government contracts.

OUR BUSINESS COULD BE NEGATIVELY IMPACTED BY CYBERSECURITY THREATS AND OTHER SECURITY THREATS AND DISRUPTIONS.

As a U.S. defense contractor, we face certain security threats, including threats to our information technology infrastructure, attempts to gain access to our proprietary or classified information, threats to physical security, and possible domestic terrorism events. Our information technology networks and related systems are critical to the operation of our business and essential to our ability to successfully perform day-to-day operations. We are also involved with information technology systems for certain customers and other third parties, which generally face similar security threats. Cybersecurity threats in particular, are persistent, evolve quickly and include, but are not limited to, computer viruses, attempts to access information, denial of service and other electronic security breaches. We believe we have implemented appropriate measures and controls and we have invested in skilled IT resources to appropriately identify threats and mitigate potential risks, but there can be no assurance that such actions will be sufficient to prevent disruptions to mission critical systems, the unauthorized release of confidential information or corruption of data. A security breach or other significant disruption involving these types of information and IT networks and related systems could:

- Disrupt the proper functioning of these networks and systems and therefore our operations and/or those of certain of our customers;

- Result in the unauthorized access to, and destruction, loss, theft, misappropriation or release of, proprietary, confidential, sensitive or otherwise valuable information of ours or our customers, including trade secrets, which others could use to compete against us or for disruptive, destructive or otherwise harmful purposes and outcomes;

- Compromise national security and other sensitive government functions;

- Require significant management attention and resources to remedy the damages that result;

- Subject us to claims for contract breach, damages, credits, penalties or termination; and

- Damage our reputation with our customers (particularly agencies of the U.S. Government) and the public generally.

Any or all of the foregoing could have a negative impact on our business, financial conditions, results of operations and cash flows.

WE ENTER INTO FIXED-PRICE CONTRACTS THAT COULD SUBJECT US TO LOSSES IN THE EVENT OF COST OVERRUNS OR A SIGNIFICANT INCREASE IN INFLATION.

We have a number of fixed-price contracts, which allow us to benefit from cost savings, but subject us to the risk of potential cost overruns, particularly for firm fixed-price contracts because we assume all of the cost burden. If our initial estimates are incorrect, we can lose money on these contracts. U.S. Government contracts can expose us to potentially large losses because the U.S. Government can hold us responsible for completing a project or, in certain circumstances, paying the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract. Because many of these contracts involve new technologies and applications, unforeseen events such as technological difficulties, fluctuations in the price of raw materials, problems with our suppliers and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us. The U.S. and other countries also may experience a significant increase in inflation. A significant increase in inflation rates could have a significant adverse impact on the profitability of these contracts. Furthermore, if we do not meet contract deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our contracts. Cost overruns could have an adverse impact on our financial results.

WE DERIVE A PORTION OF OUR REVENUE FROM INTERNATIONAL OPERATIONS AND ARE SUBJECT TO SOME OF THE RISKS OF DOING BUSINESS INTERNATIONALLY.

We are dependent on sales to customers outside the U.S. The percentage of our total revenue represented by revenue from products and services exported from the U.S. (including foreign military sales) or manufactured or rendered abroad was 3% in fiscal 2014, 3% in fiscal 2013 and 3% in fiscal 2012. Although we are paid in U.S. dollars for our export products and are therefore not subject to currency fluctuation risks, we are subject to other international business risks including:

- The laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad, including the Foreign Corrupt Practices Act ("FCPA");

- Changes in regulatory requirements, including business or operating license requirements, imposition of tariffs or embargoes, export controls and other trade restrictions;

- Uncertainties and restrictions concerning the availability of funding, credit or guarantees; The complexity and necessity of using, and disruptions involving our, international dealers, distributors, sales representatives and consultants;

- Import and export licensing requirements and regulations, as well as unforeseen changes in export regulations;

- Uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses; and

- Rapid changes in government, economic and political policies, political or civil unrest, acts of terrorism or the threat of international boycotts or U.S. anti-boycott legislation.

OUR BUSINESS COULD BE ADVERSELY AFFECTED BY A NEGATIVE AUDIT OR INVESTIGATORY FINDING BY THE U.S. GOVERNMENT.

As a government contractor, we are subject to audits and investigations by U.S. Government agencies including the DCAA, the DCMA, the Inspector General of the DoD and other departments and agencies, the Government Accountability Office, the Department of Justice (DoJ) and Congressional Committees. From time to time, these and other agencies investigate or conduct audits to determine whether a contractor's operations are being conducted in accordance with applicable requirements. The DCAA and DCMA also review the adequacy of and a contractor's compliance with its internal control systems and policies, including the contractor's accounting, purchasing, property, estimating, earned value management and material management accounting systems. Our final allowable incurred costs for each year are also subject to audit and have from time to time resulted in disputes between us and the U.S. Government. Any costs found to be improperly allocated to a specific contract will not be reimbursed or must be refunded if already reimbursed. If an audit or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, which may include termination of contracts, forfeiture of profits, suspension of payments, fines and suspension or prohibition from doing business with the U.S. Government. In addition, we could suffer serious reputational harm if allegations of impropriety were made against us.

NEGATIVE PUBLIC OR COMMUNITY RESPONSE TO MILITARY PROJECTS IN GENERAL OR OUR PROJECTS SPECIFICALLY CAN ADVERSELY AFFECT OUR ABILITY TO DEVELOP OUR PROJECTS.

Negative public or community response to our military projects can adversely affect our ability to develop, construct and operate our projects. This type of negative response can lead to legal, public relations and other challenges that impede our ability to meet our development and construction targets, achieve commercial operations for a project on schedule, address the changing needs of our projects over time and generate revenues. Some projects being developed by our competitors have been the subject of administrative and legal challenges from groups opposed to military projects in general or concerned with potential impacts. In the future, we also expect this type of opposition as we develop and construct our future projects. An increase in opposition to our requests for permits or successful challenges or appeals to permits issued to us could materially adversely affect our future development plans. If we are unable to develop, construct and operate the production capacity that we expect from our future development projects in our anticipated timeframes, it could have a material adverse effect on our business, financial condition and results of operations.

FUTURE LITIGATION OR ADMINISTRATIVE PROCEEDINGS RELATED TO OUR MILITARY, PROJECTS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

In the future, we may be involved in legal proceedings, administrative proceedings, claims and other litigation that arise in the ordinary course of business related military, aerospace and telecommunications projects. Unfavorable outcomes or developments relating to any such proceedings, such as judgments for monetary damages, injunctions or denial or revocation of permits, could have a material adverse effect on our business, financial condition and results of operations.

WE HAVE NOT BEEN PROFITABLE DURING THE PAST THREE FISCAL YEARS.

During the past three fiscal years we have incurred losses from operations. These losses are attributable to lower volumes of our products sold to major defense contractors as a result of the overall reduction in defense spending and sequestration by the U.S. Congress. Sales have been almost entirely of our legacy products and we have not introduced new products into the market during such period. We have only been able to increase our revenues as a result of our acquisition of the selected Microsemi assets and no assurance can be given that the Microphase will be able to identify and purchase additional strategic complements to increase sales beyond its existing products.

WE HAVE BEEN UNABLE DURING THE PAST THREE YEARS TO MAXIMIZE DELIVERY OF OUR ORDERS.

Since the financial crisis of 2008, Microphase has been significantly short of capital needed to acquire parts for production of its products to complete orders for such products. At times the Company has not had the cash available to make advance payments for the purchase of parts, and then, as a consequence, would not receive the parts from its vendors required to finish a customer order. This would then delay the delivery of products to customers, and would also delay recognition of the resulting revenues and the receipt of cash from the customer. Sometimes after experiencing a delay in delivery of an order from Microphase, the customer would not place its next order with the Company, resulting in a loss of business. Although access to the public financial markets should increase its ability to raise capital, however, no assurances can be given that a significant liquid market will develop for its common stock thereby allowing greater access to capital.

OUR OPERATING RESULTS HAVE HISTORICALLY BEEN SUBJECT TO SIGNIFICANT YEARLY AND QUARTERLY FLUCTUATIONS AND ARE EXPECTED TO CONTINUE TO FLUCTUATE.

Our operating results have historically been and are expected to continue to be subject to quarterly and yearly fluctuations as a result of a number of factors including:

- our reliance on a limited number of customers for a large portion of our revenues;

- our ability to successfully implement programs to stimulate sales by anticipating and offering customized new products and services customers will require in the future to increase the efficiency and profitability of their products;

us. An adverse resolution of lawsuits or arbitrations could have a material adverse effect on our financial condition, results of operations and cash flows.

WE FACE CERTAIN SIGNIFICANT RISK EXPOSURES AND POTENTIAL LIABILITIES THAT MAY NOT BE COVERED ADEQUATELY BY INSURANCE OR INDEMNITY.

We are exposed to liabilities that are unique to the products and services we provide. A significant portion of our business relates to designing, developing and manufacturing, components, integrated assemblies and subsystems for advanced defense, technology and communications systems and products. New technologies associated with these systems and products may be untested or unproven. Components of certain of the defense systems and products we develop are inherently dangerous. Failures of satellites, missile systems, air traffic control systems, homeland security applications and aircraft have the potential to cause loss of life and extensive property damage. In most circumstances, we may receive indemnification from the U.S. Government. While we maintain insurance for certain risks, the amount of our insurance coverage may not be adequate to cover all claims or liabilities, and we may be forced to bear substantial costs from an accident or incident. It also is not possible for us to obtain insurance to protect against all operational risks and liabilities. Substantial claims resulting from an incident in excess of U.S. Government indemnity and our insurance coverage would harm our financial condition, results of operations and cash flows. Moreover, any accident or incident for which we are liable, even if fully insured, could negatively affect our standing with our customers and the public, thereby making it more difficult for us to compete effectively, and could significantly impact the cost and availability of adequate insurance in the future.

WE ARE NOT ABLE TO INSURE AGAINST ALL POTENTIAL RISKS AND MAY BECOME SUBJECT TO HIGHER INSURANCE PREMIUMS.

We will have insurance policies covering certain risks associated with our business. However, any such insurance policies will not cover losses as a result of force majeure, natural disasters, terrorist attacks or sabotage, among other things. We do not expect to maintain insurance for certain environmental risks. In addition, our insurance policies may be subject to annual review by our insurers and may not be renewed at all or on similar or favorable terms. A serious uninsured loss or a loss significantly exceeding the limits of our future insurance policies could have a material adverse effect on our business, financial condition and results of operations.

CHANGES IN FUTURE BUSINESS OR OTHER MARKET CONDITIONS COULD CAUSE BUSINESS INVESTMENTS AND/OR RECORDED GOODWILL OR OTHER LONG-TERM ASSETS TO BECOME IMPAIRED, RESULTING IN SUBSTANTIAL LOSSES AND WRITE-DOWNS THAT WOULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS.

As part of our overall strategy, we will, from time to time, acquire a minority or majority interest in a business. These investments are made upon careful analysis and due diligence procedures designed to achieve a desired return or strategic objective. These procedures often involve certain assumptions and judgment in determining acquisition price. After acquisition, unforeseen issues could arise which adversely affect the anticipated returns or which are otherwise not recoverable as an adjustment to the purchase price. Even after careful integration efforts, actual operating results may vary significantly from initial estimates.

OUR STRATEGY INCLUDES ORGANIC GROWTH, WHICH MAY NOT RESULT IN INCREASED REVENUES OR PROFITABILITY AND MAY DEPLETE OUR LIMITED CASH RESERVES WITHOUT RETURN ON INVESTMENT.

In addition to making acquisitions, we intend to grow our business organically, focusing on sales to further increase our revenues and backlog, and ramping up manufacturing to meet the increased demand. This has been especially challenging in the past given our limited success in significantly expanding our product offerings. We may encounter difficulties caused by a number of factors, some of which are out of our control, including operational or personnel issues, delays in obtaining (or failure to obtain) required parts, supplies, or third-party technology; global recession concerns; access to credit by our customers, our suppliers, or ourselves; and our competitors may be more successful than we are technologically or in terms of sales generation. Recently the Company has only been able to increase our revenues as the result of an acquisition.

pressures may force us to implement such new technologies at substantial costs. In addition, other companies in our industries have greater financial, technical and personnel resources that may allow them to enjoy technological advantages and may in the future allow them to implement new technologies before we can. We may be unable to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies that we currently use or may implement in the future may become obsolete.

WE MAY NOT BE ABLE TO ATTRACT OR RETAIN THE SPECIALIZED TECHNICAL AND MANAGERIAL PERSONNEL NECESSARY TO ACHIEVE OUR BUSINESS OBJECTIVES.

Competition for certain key positions and specialized technical personnel in the high-technology industry is strong. We believe that our future success depends in part on our continued ability to train, hire, assimilate, and retain qualified personnel in a timely manner, particularly our Chief Executive Officer, other senior-executives and other key positions in our areas of potential growth.

We may also find it difficult to attract or retain qualified employees because of our size. In addition, if we have not properly sized our workforce and retained those employees with the appropriate skills, our ability to compete effectively may be adversely affected. If we are not successful in attracting and retaining qualified employees, in the future, we may not have the necessary personnel to effectively compete in the highly dynamic, specialized and volatile industry in which we operate or to achieve our business objectives.

OUR REPUTATION AND ABILITY TO DO BUSINESS MAY BE IMPACTED BY THE IMPROPER CONDUCT OF OUR EMPLOYEES, AGENTS OR BUSINESS PARTNERS.

We have implemented compliance controls, policies and procedures designed to prevent reckless or criminal acts from being committed by our employees, agents or business partners that would violate the laws of the jurisdictions in which we operate, including laws governing payments to government officials (such as the FCPA), and to detect any such reckless or criminal acts committed. We cannot ensure, however, that our controls, policies and procedures will prevent or detect all such reckless or criminal acts. If not prevented, such reckless or criminal acts could subject us to civil or criminal investigations and monetary and non-monetary penalties and could have a material adverse effect on our ability to conduct business, our results of operations and our reputation.

THE LOSS OF ONE OR MORE MEMBERS OF OUR SENIOR MANAGEMENT OR KEY EMPLOYEES MAY ADVERSELY AFFECT OUR ABILITY TO IMPLEMENT OUR STRATEGY.

Our success depends to a significant extent upon the continued services of Mr. Necdet F. Ergul, Mr. James Ashman and Mr. Michael Ghadaksaz . The loss of the services of Messrs. Ergul, Ashman or Ghadaksaz could have a material adverse effect on our growth, revenues, and prospective business. These individuals are committed to devoting substantially all of their time and energy to the Company. Any of these employees could leave us with little or no prior notice. We do not have ''key person'' life insurance policies covering any of our employees. Additionally, there are a limited number of qualified technical personnel with significant experience in the design, development, manufacture, and sale of our products, and we may face challenges hiring and retaining these types of employees.

We depend on our experienced management team and the loss of one or more key executives could have a negative impact on our business. We also depend on our ability to retain and motivate key employees and attract qualified new employees. If we lose a member of the management team or a key employee, we may not be able to replace him or her. Integrating new employees into our management team and training new employees with no prior experience in the wind industry could prove disruptive to our operations, require a disproportionate amount of resources and management attention and ultimately prove unsuccessful. An inability to attract and retain sufficient technical and managerial personnel could limit or delay our development efforts, which could have a material adverse effect on our business, financial condition and results of operations.

ITEM 2. FINANCIAL INFORMATION.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis ("MD&A") is intended to assist in an understanding of our financial condition and results of operations. This MD&A is provided as a supplement to, and should be read in conjunction with, the accompanying financial statements, financial data and related notes. Except for the historical information contained herein, the discussions in MD&A contain forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Our future results could differ materially from those discussed herein.

RESULTS OF OPERATIONS

OVERVIEW

Microphase Corporation designs and manufactures custom RF (radio frequency) and microwave products from DC to 40 GHz. Our products include components, subsystems and multi-function assemblies for the military and commercial markets. The Company has been in business for over 58 years and is one of the oldest and most established RF and microwave products companies in the industry.

The Company's RF and microwave products enable the transmission, reception and processing of high frequency signals in defense electronics, homeland security systems and telecommunication networks. Our RF products are typically used in high frequency applications and include filters, switch filters, diplexers, multiplexers, detectors, detector logarithmic video amplifiers (DLVA) and multi-function assemblies. The end products in which the Company's products are used include fighter planes, missiles, submarines, ships, drones, and IED jammers. Customers include Lockheed Martin, Raytheon, Saab, Rockwell Collins, L3 Communications and Northrup Grumman. Sales to the military markets comprised 100% of sales for 2013 and 2014.

Many years of deficit spending have caused U.S. Government budgets to come under significant pressure in recent years. In particular, the Budget Control Act of 2011 resulted in automatic spending reductions known as sequestration, through budget caps for both defense and non-defense spending. According to *usgovernmentspending.com* spending on Military Defense has gone from $693.5 billion in the government fiscal year 2010 (ending September 30) to $705.6 billion in 2011, $677.9 billion in 2012, $633.4 billion in 2013 and $603.5 in 2014. This decrease has had a significant negative impact on Microphase's customers, with a resultant negative impact on Microphase's results during and prior to the past three fiscal years.

The Company has been selling the same products to the same customers for many years. While every product order is manufactured to each customer's specifications, the overall product offering has not changed. The Company believes it will need to introduce new products to the market in order to grow sales and its strategy for doing so is outlined on page 3 in the paragraph titled "Growth Strategy". The Company has been addressing the working capital shortage by raising additional debt from insiders, by executing private placements of common stock, and by its debt facility with Gerber Finance, Inc.

ACQUISITIONS

Microphase is responding to the decrease in the defense budget by pursuing acquisitions of companies or product lines which are similar and/or related to existing product lines. In March of 2013 the Company acquired the assets of a DLVA manufacturing business in Folsom, California from Microsemi Corp. for $100,000 in cash plus a $650,000 note with payments through December 2014. That business contributed $1,705,117 in revenues and net operating losses of ($154,119) in fiscal 2014 as meaningful sales began in the 2nd fiscal quarter after the acquisition in March 2013.

On July 9, 2014 Microphase executed a securities purchase agreement with AmpliTech Group Inc. of Bohemia, N.Y. to purchase, as amended, 8,666,666 AmpliTech common shares at $0.023 per share for a total purchase price of $200,000. The purchase price was made up of two installments of $100,000. To date the investment has been a passive investment in the public stock of the AmpliTech.

The Company's sources of revenue are from the sale of various component amplifiers and filters. Revenue is recognized upon shipment of such products, FOB shipping point. The Company offers a 100% satisfaction guarantee against defects for 90 days after the sale of their product except for a few circumstances. There are no maintenance or service contracts related to any product sale.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the periods presented. Actual results could differ from those estimates.

OFF BALANCE SHEET TRANSACTIONS

As of February 12, 2015, we did not have any off-balance sheet arrangements.

ITEM 3. PROPERTIES.

Corporate Offices

We maintain our current principal office at 100 Trap Falls Road Extension, Shelton, Connecticut 06484. Our telephone number at this office is (203) 866-8000. In November 2013 the Company sold the headquarters building to 587 Connecticut Avenue LLC. From November 27, 2013 through April 20th, 2015 the Company leased back a portion of the building, approximately 15,000 sq. ft., for $10,103 per month. The rent expense for the period November 27, 2013 to June 30, 2014 was $79,721. Under the terms of the lease, either party could terminate the lease with 90 days prior notice. The Company moved to Shelton, Connecticut on April 21, 2015, to a facility with 15,000 square feet with monthly rent of $15,000, for a 7-year term with annual escalations of 3%.

In connection with the acquisition of selected assets from Microsemi the Company signed a lease for 4,000 square feet of space at Microsemi Corp's facility in Folsom, California. The initial terms of the lease were $8,400 per month rent with a term of one year. The rent expense for this facility for 2013 was $25,200. The commitment for fiscal 2014 was $75,600. The lease was renegotiated in April of 2014 with a new rent of $7,000 per month beginning in June 2014. The lease was renegotiated again in February 2015 with new rent of $8,500 per month from February 1, 2015 to June 30, 2015, then $10,000 per month from July 1, 2015 to December 31, 2015, and then $12,000 per month from January 1, 2016 to June 30, 2016. The end of the lease is currently June 2016. The commitment for fiscal 2015 is $91,500.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth as of February 12, 2015 certain information regarding the beneficial ownership of our shares:

1. by each person who is known by us to be the beneficial owner of at least five percent (5%) of our outstanding common stock;

2. by each of our directors;

3. by each executive officer named in the compensation table: and

4. by all of our directors and executive officers as a group

AFFILIATES[1 & 2]	Shares	Warrants/ conversion rights	TOTAL	Percent of Common
Microphase Holding Company LLC	1,833,702	791,734	2,625,435	48.29%
RCKJ Trust[3][4][5][6]	1,265,923	1,166,640	2,432,563	41.85%
James Ashman	20,000	—	20,000	0.43%
Michael Ghadaksaz	20,000	—	20,000	0.43%
Necdet Ergul[4][5][7]	920,419	585,867	1,506,286	28.79%
Jeffrey Peterson	10,000	—	10,000	0.22%
Ronald Durando[8]	0	0	0	0
Brian Kelly	198,000	—	198,000	4.26%
Total Affiliates	2,434,342	1,752,507	4,186,849	75.98%

Microphase Holding Company, LLC, a limited liability company, in which the RCKJ Trust owns 50% of the membership interests and Mr. Ergul owns 50% of the membership interests, is the owner of 1,833,702 shares of Common Stock and 11,876 shares of preferred stock convertible into 791,734 common shares; however, the totals for Microphase Holding Company, LLC are not included in the above "Total Affiliates" because such shares have been included in the amounts indicated for the RCKJ Trust and Mr. Ergul.

(1) Unless otherwise indicated, the address of each beneficial owner is 587 Connecticut Avenue, Norwalk, Connecticut 06854-1711.

(2) Unless otherwise indicated, Microphase believes that all persons named in the table have sole voting and investment power with respect to all shares of the Company beneficially owned by them. The percentage for each beneficial owner listed above is based upon 4,645,306 shares outstanding on February 3, 2015 and, with respect to each person holding options, warrants or similar conversion rights to purchase shares that are exercisable within 60 days after February 3, 2015, the number of options and warrants or similar conversion rights are deemed to be outstanding and beneficially owned by the person for the purpose of computing such person's percentage ownership, but are not deemed to be outstanding for the purpose of computing the percentage owenrship of any other person.

(3) On February 9, 2015 Mr. Durando assigned all his interests in the Common and Preferred stock of the Company held in MHC, Durando Investments, LLC and individually, for a period not less than three years, to the RCKJ Trust as the Grantor. The beneficial owners for economic purposes are Mr. Durando's children. Decisions with respect to the voting and disposition of such shares shall be made by the trustee, Dennis Durando, Mr. Durando's brother, who disclaims beneficial ownership of such shares in his individual capacity.

(4) Includes 916,851 shares owned by Microphase Holding Company, LLC.

(5) Includes as warrants the conversion rights of 5,938 shares of preferred stock convertible into 395,867 common shares owned by Microphase Holding Company, LLC.

(6) Includes as warrants the conversion rights of 1,050 and 11,511 shares of preferred stock convertible into 70,000 and 700,773 common shares owned by RCKJ Trust previously owned by Mr. Durando individually and Durando Investments, LLC, respectively.

(7) Includes as warrants the conversion rights of 2,850 shares of preferred stock convertible into 190,000 common shares owned by Mr. Ergul.

(8) Mr. Durando was the Company's chief operating officer since May 1, 1995 and a director since March 31, 2010 until his resignation from such positions on January 22, 2015.

Technologies, a leading global and China's largest telecom equipment manufacturer. From 2003 to 2008, he was Vice President of Business development, Corporate Officer, and Member of Board of Directors' Technical Committee of Merrimac Industries (now Crane Aerospace), a leading manufacturer of integrated RF, Microwave, and Millimeter-wave products and solutions. From 1999 to 2002, he was Director of Technology Strategy of Motorola, the leading global manufacturer of land mobile radio products for Public Safety and Homeland Security markets. From 1995 to 1999, he was Senior Scientist and Director of Applications of Hughes Aircraft Company (now Raytheon), a leading defense and aerospace system manufacturer. Prior to his employment at Hughes Aircraft, Mr. Ghadaksaz held engineering and management positions at GTE Laboratories (now Verizon), General Electric Mobile Communications Business (now Harris), Canadian Marconi Defense Communications Division and Bell Canada Enterprises. Mr. Ghadaksaz holds several patents and was recipient of 2012 Illinois 10th Congressional District Community Leadership Award for Entrepreneurial Excellence.

He has an undergraduate degree from University of Ottawa and a Master's degree in Microwave Electronics from Carleton University in Ottawa, Canada.

Jeffrey Peterson, 57, Chief Administrative Officer, Secretary, Treasurer and Director.

Mr. Peterson has over 14 years of accounting department and operations experience with the Company in Norwalk, CT, with various roles including recently returning as the Company's controller. He also has 14 years of operations experience as assistant vice president with the Industrial Bank of Japan, New York Bank in New York, New York.

He has an undergraduate degree in Asian Studies from Vassar College, 1979, and an MBA from Pace University, 1983, and a bachelors' degree in accounting from Pace University, 2003. He attained the CPA accreditation in 2005.

Family Relationships.

There are no family relationships between any of our directors or executive officers, other than Jeffery Peterson, who is the son in law of Necdet Ergul.

Involvement in Certain Legal Proceedings.

Except as discussed below, there have been no events under any bankruptcy act, any criminal proceedings and any judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of Registrant during the past ten years.

On October 19, 2007, in connection with the settlement and dismissal of a civil law suit originally filed on November 16, 2005 by the Securities and Exchange Commission in the Federal District Court in the District of Connecticut, the SEC issued a Cease and Desist Order and certain remedial sanctions against Ronald Durando, a former officer and director of the Company. The civil suit was filed against Packetport.com, Inc. ("Packetport.com"), Microphase Corporation, and others, including such former officer and director of the Company. The civil suit named as respondents such former officer and director of the Company and others in connection with their activities as officers and directors of Packetport.com. Such SEC cease and desist order found that such former officer and director of the Company (1) had violated Section 5 of the Securities Act of 1933, as amended, by making unregistered sales of common stock of Packetport.com; (2) had violated Section 16(a) of the Securities Exchange Act of 1934, as amended, and Rule 16(a) thereunder by failing to timely disclose the acquisition of his holdings on Forms 3 and 4; (3) had violated Section 13(d) of the Securities Exchange Act of 1934, as amended, for failing to disclose the acquisition of more than five percent of the stock of Packetport.com. Under the order such former officer and director of the Company agreed to disgorge $150,000 and Microphase agreed to disgorge $700,000. More information regarding the detailed terms of the settlement can be found in SEC Release No 8858 dated October 18, 2007 promulgated under the Securities Act of 1933 and SEC Release No. 56672 dated October 18, 2007 promulgated under the Securities Exchange Act of 1934.

Beginning in December 1999 and continuing through February 2000, Microphase Corporation executed purchases and sales of common stock, including the exercise of certain options, of Packetport.com. Such transactions resulted in cash investment in the amount of $1,363,000 for common stock purchases and approximately $4,230,850 in loans to Packetport.com. Microphase, as a party to the October 19, 2007 Consent Decree, agreed to disgorge $700,000 in profits resulting from its investment in and sales of Packetport.com securities. Microphase, as one of seven individual and corporate respondents named in the Consent Decree, as found by the SEC to have violated Section 5 of the Securities Act of 1933 in connection with its sales of Packetport securities. Mr. Durando, one of seven individual and corporate respondents named in such Consent Decree, was the Company's chief operating officer since May 1, 1995 and a director since March 31, 2010 until his resignation from such positions on January 22, 2015.

Mr. Durando, together with Microphase Corporation and others, without admitting or denying the findings of the SEC, except as to jurisdiction and subject matter, have consented to the entry of the Order Instituting Cease and Desist Proceedings, Making Findings and Imposing a Cease and Desist Order and Remedial Sanctions pursuant to Section 8A of the Securities Exchange Act of 1933 and Section 21C of the Securities Exchange Act of 1934.

The Board of Directors acts as the Audit Committee and the Board has no separate committees. The Company has no qualified financial expert at this time because it has not been able to hire a qualified candidate. The Company intends to continue to search for a qualified individual for hire.

ITEM 6. EXECUTIVE COMPENSATION

The following table provides each element of compensation paid or granted to each Executive officer and director, for service rendered during the fiscal year ended June 30, 2014.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)	All Other Compensation ($)*	Total ($)
Necdet F. Ergul-Chairman of the Board, Chief Executive Officer	FYE June 30, 2014	$250,000	$ 0	$0	$ 0	$250,000
	FYE June 30, 2013	$250,000	$ 0	$0	$ 0	$250,000
Ronald A. Durando-Chief Operating Officer, Director[1]	FYE June 30, 2014	$250,000	$26,900	$0	$ 0	$276,900
	FYE June 30, 2013	$250,000	$23,750	$0	$ 0	$273,750
Brian Kelly-Strategic Consultant	FYE June 30, 2014	$ 0	$ 0	$0	$199,038	$199,038
	FYE June 30, 2013	$ 0	$ 0	$0	$160,353	$166,353

(1) Mr. Durando resigned as Chief Operating Officer and Director on January 22, 2015.

Currently, the Company has employment agreements with Necdet Ergul, James Ashman, Michael Ghadaksaz and Ronald Durando.

Mr. Necdet Ergul, Chief Executive Officer, is presently compensated at an annualized rate of approximately $225,000.00 during fiscal 2015.

Mr. James Ashman, Chief Financial Officer and Director, joined the Company in August of 2014 and is presently compensated at an annualized rate of approximately $135,000 during fiscal 2015.

Mr. Michael Ghadaksaz, Chief Marketing and Technical Officer and Director, joined the Company in April of 2014 and is presently compensated at an annualized rate of approximately $135,000 during fiscal 2015.

Mr. Jeffrey Peterson, Chief Administrative Officer, Secretary and Treasurer, re-joined the Company in July of 2014 and is presently compensated at an annualized rate of approximately $90,000 during fiscal 2015.

Mr. Ronald Durando, Strategic consultant, re-joined the company in February of 2015 and is presently compensated at an annualized rate of approximately $225,000 during fiscal 2015.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The Company had activities with related parties during the fiscal years 2014, 2013 and 2012 as follows:

Effective March 6, 2013 the Company received title to the corporate headquarters and production facility in Norwalk, CT in an exchange transaction intended to be tax free under IRC sec 351 from Microphase Holding Company, LLC, ("MHC"), an 82% shareholder of the Company at the time. Title to the building had originally been held by Edson Realty, Inc. (Edson), a related party which had transferred the building to MHC together with 2,532 preferred shares of the Company and 1,280,543 common shares of the Company for the assumption of $2,268,975 of mortgage and mortgage related obligations by MHC for a like amount of preferred and common shares of the Company, on the same date. The Company also issued 10,000 shares of its $100 par value preferred stock to MHC to complete the transaction. MHC is owned 50% by Mr. Ergul and 50% by the RCJK Trust since February 9, 2015 when such was assigned to the trust by Mr. Ronald Durando. The historical carrying value of the building and underlying land as held by Edson and then MHC, $500,247, was recorded as the historical cost on the Company's books as of March 6, 2013. The Company recorded liabilities in excess of basis of $2,268,729 in connection with this transfer treated for accounting purposes as a contribution of property, which is shown as a reduction of equity in the Statement of Changes in Stockholders' Deficit during the fiscal year ended June 30, 2013.

Prior to March 6, 2013 the Company was a guarantor of the mortgage note by Edson to Capital One Bank as part of the terms of its former lease with Edson. The balance of this note at June 30, 2012 was $2,289,268 plus any adjustments for swap differences. The Company assumed this mortgage in connection with the transfer of the building to the Company treated for accounting purposes as a contribution of property discussed above and the balance at June 30, 2013 was $2,270,187. On November 22, 2013 this mortgage was satisfied together with all mortgage related obligations including adjustments for swap differences, when the building was sold to an unrelated third party. Amortization of deferred finance costs included in interest expense for this mortgage was $20,192 and $1,524 in 2014 and 2013, respectively.

The Company has some common management and common significant shareholders with mPhase Technologies, Inc. ("mPhase") and had owned a total of 42,793,354 shares of this publicly traded company. Mr. Ergul had been the Chairman of the Board of mPhase from 1997 through 1999. Mr. Durando is the Chief Operating Officer and a Director of mPhase and has held those positions since 1997. These shares were valued at $38,514 as of June 30, 2012. These shares were valued at $55,632 as of June 30, 2013 and effective June 30, 2014 the shares were transferred to Mr. Ergul and Mr. Durando as partial payment of loans due to them by the Company. The Loans owed officers are included in the financial statements under the caption — Notes Payable — Related Parties. See also Note 8 — Notes Payable — Related Parties. The transfer was valued at $34,235 based upon the closing trading price for these shares on that date. The Company realized a $60,033 loss on the disposition of these shares, $38,636 of which had previously been reserved for market value declines through June 30, 2013 and 21,397 was attributable to the year ended June 30, 2014.

The Company sublet office space to mPhase until March 31, 2015. In 2014 the rent received was $20,090, and in 2013 the amount was $12,290. In 2012 the rent received was $45,360. As of June 30, 2014 mPhase owed the Company $16,183, and at June 30, 2013 mPhase owed the Company $43,584. As of June 30, 2012 mPhase owed the Company $45,918.

Employment Contracts:

The Company has entered into employment contracts with Messrs. Ergul, Ashman and Ghadaksaz. Mr. Ergul entered into an employment agreement with the Company dated as of February 6, 2015 (the "Ergul Agreement"), pursuant to which Mr. Ergul will receive $225,000 per year in base compensation, in addition to certain benefits, for serving as the Company's Chief Executive Officer. The term of the Ergul Agreement shall continue through February 1, 2018 and Mr. Ergul may receive severance for terminations under circumstances other than for Cause (as such term is defined therein). The Ergul Agreement contains provisions regarding indemnification, confidentiality and non-competition, among others.

Mr. Ashman entered into an employment agreement with the Company dated as of February 6, 2015 (the "Ashman Agreement"), pursuant to which Mr. Ashman will receive $135,000 per year in base compensation, in addition to certain benefits, for serving as the Company's Chief Financial Officer. Mr. Ashman's employment is "at will", but Mr. Ashman shall receive six months' severance upon termination. The Ashman Agreement contains provisions regarding indemnification, confidentiality and non-competition, among others.

Mr. Ghadaksaz entered into an employment agreement with the Company dated as of February 6, 2015 (the "Ghadaksaz Agreement"), pursuant to which Mr. Ghadaksaz will receive $135,000 per year in base compensation, in addition to certain benefits, for serving as the Company's Chief Technology Officer and Chief Marketing Officer. Mr. Ghadaksaz's employment is "at will", but Mr. Ghadaksaz shall receive six months' severance upon termination. The Ghadaksaz Agreement contains provisions regarding indemnification, confidentiality and non-competition, among others.

Mr. Durando entered into an employment agreement with the Company dated as of February 6, 2015 (the "Durando Agreement"), pursuant to which Mr. Durando will receive $225,000 per year in base compensation, in addition to certain benefits, for serving as the Company's Strategic Advisor. The term of the Durando Agreement shall continue through February 1, 2018 and Mr. Durando may receive severance for terminations under circumstances other than for Cause (as such term is defined therein). The Durando Agreement contains provisions regarding indemnification, confidentiality and non-competition, among others.

The Company owed $534,849 to Mr. Ergul and $415,552 to its former chief operating officer as June 30, 2014 and 2013.

Mr. Kelly entered into a consulting agreement with the Company dated as of June 8, 2008 (the "Kelly Agreement"), pursuant to which Mr. Kelly will receive $192,000 per year in base compensation, in addition to certain benefits, for serving as the Company's Contractual General Manager. The term of the Kelly Agreement shall continue until terminated by either party. The Kelly Agreement contains provisions regarding indemnification, confidentiality and non-competition, among others.

Equity Lines of Credit:

The Company has guaranteed to Edson, and Messrs. Durando and Ergul, its majority shareholders, the repayment of loan origination costs, interest charges and the principal in full, for an Equity Line of Credit with Wells Fargo Bank totaling up to $250,000, the proceeds of which the Company received a concurrent loan from Edson when the credit line was funded on August 15, 2008. Edson incurred approximately $3,200 loan origination costs. The credit line was secured by residential real estate owned by Edson at that time. In June 2010 the Company issued 2,532 shares of its preferred stock to Edson to secure repayment of the $250,000 plus costs incurred, agreeing to continue to pay interest charges and committing to repay the principal by March 2012. This agreement was extended through March 2013, and again through June 2014. On June 30, 2013 the balance was $244,362 which is shown as a reduction of equity in the Statement of Changes in Stockholders' Deficit for the fiscal years ended June 30, 2013. In March, 2013 the Company agreed to assume the remaining balance owing by Edson and, effective June 30, 2014, indemnified Messrs. Durando and Ergul from any liability pertaining to this note, of $243,296 for the cancellation of 2,433 shares of its $100 par value preferred stock. There shares were reflected as not outstanding since March, 2010. The original proceeds under this credit line were $250,000 and the loan balance at June 30, 2014 was $243,296.

Effective June 30, 2014 the Company has guaranteed to Mr. Ergul, the repayment of a second Equity Line of Credit, totaling $131,545, with Wells Fargo Bank, secured by his principal residence. The proceeds of this home equity loan were primarily used to fund loan advances to the Company by the president in recent fiscal years. The Company committed to pay interest charges and the principal in full for this obligation and recorded the assumption as a $100,000 reduction of loans and a $31,545 reduction of unpaid compensation due to the president. The original proceeds under this credit line were $150,000 and the balance at June 30, 2014 was $131,545.

ITEM 8. LEGAL PROCEEDINGS.

Other than the legal proceeding disclosed in Item 5 above, there is no action, suit, proceeding, inquiry or investigation before or by any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the executive officers of our Company or any of our subsidiaries, pending or threatened against or affecting our Company, our common stock, any of our subsidiaries or of our Company's or our Company's subsidiaries' officers or directors in their capacities as such, in which an adverse decision could have a material adverse effect.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information.

There is no established public trading market for our common stock.

stock. Messrs. Ergul and Durando each converted $80,000, or a total of $160,000 of unpaid compensation into a total of 1,600 shares of the Company's preferred stock. A strategic vendor converted $15,000 of accounts payable of into 10,000 shares of the Company's common stock.

Other stock issuances

Effective December 31, 2014, the Company issued 355,000 shares of its common stock to advisors, consultants and employees valued at $710,000, which will be charged to operations in the quarter ending December 31, 2014.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Common and Preferred Stock

The Company is authorized by its Certificate of Incorporation and Certificate of Designation to issue an aggregate of 8,000,000 shares of capital stock, of which 7,800,000 are shares of common stock, no par value per share (the "Common Stock") and 200,000 are shares of Series A Convertible Preferred Stock, par value $100.00 per share (the "Preferred Stock"). As of February 12, 2015, 4,645,306 shares of Common Stock and 26,943 shares of Preferred Stock were issued and outstanding, respectively.

Common Stock

The holders of our Common Stock (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our Board of Directors; (ii) are entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of our affairs; (iii) do not have pre-emptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and (iv) are entitled to one non-cumulative vote per share on all matters on which shareholders may vote.

The shares of our Common Stock are not subject to any future call or assessment and all have equal voting rights. There are no special rights or restrictions of any nature attached to any of the shares of our Common Stock and they all rank at equal rate or "pari passu", each with the other, as to all benefits, which might accrue to the holders of the shares of our Common Stock. All registered shareholders are entitled to receive a notice of any general annual meeting to be convened.

At any general meeting, subject to the restrictions on joint registered owners of shares of our Common Stock, on a showing of hands every shareholder who is present in person and entitled to vote has one vote, and on a poll every shareholder has one vote for each share of our Common Stock of which he is the registered owner and may exercise such vote either in person or by proxy. Holders of shares of our Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of our directors.

Preferred Stock

As of February 12, 2015, 200,000 shares of our Preferred Stock shares are authorized of which 26,943 were issued and outstanding, held by seven shareholders, 11,561, 11,876 and 2,850 preferred shares are held by RCKJ Trust, MHC, Mr. Ergul, respectively, and 4 other shareholders hold 656.

Dividends

The preferred stock, with respect to dividends ranks senior to the common stock and of the Company. Holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors, dividends, at the annual rate of 6% of the stated par value, or $100 per share. Dividends are cumulative and accrue from the effective date of issuance of the Preferred Stock until declared.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders Preferred Stock shall be entitled to be paid the full par value of such Preferred Stock, plus the dividends accumulated thereon up to the date of such liquidation, dissolution, or winding up of the

Company (whether or not the Company shall have a surplus or earnings available for dividends), and no more. After payment to the holders of the Preferred Stock of the full amount payable to them as aforesaid, the remaining assets of the Company shall be payable to and distributed pro rata among the holders of record of the Common Stock. For purposes of this Subsection (b), the consolidation or merger of the Company with or into another corporation or entity shall not constitute, nor shall the sale, lease or conveyance of all or substantially all of the assets of the Company as an entity in and of itself, constitute, a liquidation, dissolution or winding up of affairs of the Company.

Conversion

The preferred shares are convertible into common shares at any time at the option of the holders the preferred shares, on notice to the Company. The conversion price is to be agreed upon by the board of directors and the holder at the time of each Conversion. 3,400 of the presently issued and outstanding 26,943 preferred shares are convertible into common at $1.50 per share, until the earlier of October 4, 2015 or the date the Company's common stock become quoted in an established public trading market.

Voting Rights

The holders Preferred Stock, voting together with the holders of Common Stock, have one vote per share for the election of directors and on all other matters.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is:
Jersey Stock Transfer, LLC
TEL: (973) 814-7004
FAX: (973) 215-2740
PO BOX 606
1250 SUSSEX TURNPIKE, #606
MOUNT FREEDOM,
NJ 07970-0606

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our directors and officers are indemnified as provided by the Connecticut corporate law. We have agreed to indemnify each of our directors and certain officers against certain liabilities, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions described above, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by our director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

We have been advised that in the opinion of the SEC indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to a court of appropriate jurisdiction. We will then be governed by the court's decision.

REPORT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
 Stockholders of Microphase Corporation

We have audited the accompanying consolidated balance sheets of Microphase Corporation as of June 30, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), stockholders' deficit, and cash flows for each of the years in the two year period ended June 30, 2014. Microphase Corporation's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Microphase Corporation as of June 30, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the two year period ended June 30, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Microphase Corporation will continue as a going concern. As more fully described in the notes to the financial statements, the Company has suffered recurring losses from operations and has a working capital deficit as of June 30, 2014. These conditions raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Rosenberg Rich Baker Berman & Company

Somerset, New Jersey
February 23, 2015, except note 5 which is April 29, 2015

Note 5 — Intangible Assets:

Intangible Assets were comprised of the following:

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
Customer Lists	$ 73,017	$ 73,071	$ 73,071
Non-Compete	25,399	25,399	25,399
Exclusive License(s)	406,861	56,861	56,861
Amortization	(23,266)	(15,511)	—
Total	$482,011	$139,766	$155,277

The intangible assets acquired in March 2013 when the Company acquired certain assets from Microsemi Inc. for a total purchase price of $750,000 were valued by an outside valuation firm at $844,000, and the values for each intangible asset were determined on a relative fair value basis.

The Customer Lists and Non-Compete agreements associated with the Microsemi asset acquisition were ascribed useful lives of 7 and 5 years respectively.

The Exclusive License associated with the Microsemi asset acquisition was valued at $56,661, was ascribed a perpetual life and is subject to evaluation annually for impairment. Through June 30, 2014 no impairment was recorded for the license value.

The Exclusive License associated with the Dynamac Strategic agreement discussed below was valued at $350,000, and the contract price was entered into during the six month period ended December 31, 2014. It has an unlimited contractual life and will be subject to evaluation annually for impairment.

Through December 31, 2014, and for the six months then ended, no impairment was recorded for either license value.

Amortization expense was $15,511 and $0 in 2014 and 2013, respectively.

Future estimated amortization expense for Customer Lists and Non-Compete included in intangible assets at June 30, 2014 is as follows:

	Total
Fiscal Years:	
2015	$15,511
2016	15,511
2017	15,511
2018	15,511
2019	10,431
Thereafter	10,431
Total	$82,906

During the six months ended December 31, 2014, the Company entered into a strategic partnership agreement with Dynamac, Inc. to develop, manufacture and market a portfolio of low cost RF/Microwave and Millimeter-wave calibrated test probes and related universal test platforms. Microphase agreed to pay a one-time licensing and rights fee of $350,000 of which $50,000 was paid in the first quarter of fiscal 2015, and the remaining $300,000 was originally due in the second quarter. The Company is presently renegotiating repayment terms as well as the expected delivery date of the initial proto-type products. Microphase also agreed to pay a 25% royalty fee discussed in Notes 11 & 13.

Amortization expense was $7,755 and $7,755 in the six months ended December 31, 2014 and 2013, respectively.

Notes to Financial Statements
June 30, 2014
(Unaudited for the six months ended December 31, 2014 and 2013)

Note 6 — Fair Value of Financial Instruments:

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Quoted market prices are used to establish fair value when they are available and other valuation techniques are utilized to estimate the fair value of financial instruments that do not have quoted market prices.

The Company has long term debt with fixed interest rates, the carrying amount of which may be different from fair value as of June 30, 2014 and 2013. The Company decided that it is not practical to estimate the fair value of these financial instruments on the basis that they are held-to-maturity debts which have no immediately available market information on the fair value and the cost of making assumptions and applying estimation methodologies to assess the fair value estimates exceeds the benefit. Information pertinent to estimating the fair value such as carrying amount, effective interest rate, maturity and repayment term are disclosed in Notes 7, 8 & 9.

The Company has applied the fair value concepts to its available-for-sale securities. As such, the valuation techniques used to measure fair value is based on the source of the data used to develop the prices. The priority of these sources is defined as follows:

Level 1 — quoted prices in active markets.

Level 2 — other than quoted prices that are directly or indirectly observable.

Level 3 — unobservable inputs for the asset or liability.

Marketable securities, classified as available-for-sale securities, are measured at fair market value (Level 1) on a recurring basis as of June 30, 2014 amounting to $0. The amount at June 30, 2013 was $55,632. The amount at December 31, 2014 was $151,667.

Loss on Securities:

During the year ended June 30, 2014, the Company realized a $60,033 loss on the 42,793,354 shares of stock it held in mPhase Technologies, Inc., (mPhase) when the shares were transferred as loan repayments to two officers, each receiving 21,396,677 shares of mPhase, effective June 30, 2014.

Note 7 — Revolving Credit Line

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
The Company entered into a revolving loan agreement with Gerber Finance, Inc. (Gerber) in February of 2012 for a maximum of $1,500,000, which was amended to $1,150,000 in November of 2013 due to the sale of the headquarters building discussed in Note 14. Under this agreement, the Company can receive funds based on a borrowing base, which consists of various percentages of accounts receivable, inventory, a restricted cash account held by Gerber, equipment, and the building owned by Edson Realty, Inc. (Edson) prior to its sale. In connection with this agreement, the Company is subject to an annual facility fee (1.75%) on each anniversary, monthly collateral monitoring fees of $1,500 and other fees, plus interest currently at the default rate of 12% . .	$792,368	$925,304	$1,171,859

MICROPHASE CORPORATION

Notes to Financial Statements
June 30, 2014
(Unaudited for the six months ended December 31, 2014 and 2013)

Note 7 — Revolving Credit Line – (continued)

The interest expense for 2014 and 2013 was $123,166 and $57,966 and the fees for 2014 and 2013 were $74,860 and $77,810. The effective interest rate for 2014 was 14.26% and for 2013 it was 9.00%.

The interest expense for the six months ended December 31, 2014 and 2013 was $50,943 and $86,138 and the fees for the same period ended December 31, 2014 and 2013 were $9,000 and $29,000. The effective annualized interest rate for the six months ended December 31, 2014 was 11.84% and for same the three months in 2013 was 15.52%.

There are financial covenants set forth in the Gerber agreement of February 3, 2012 and as amended on February 24, 2012. The covenants, covering among other things tangible net worth and net loss, were not effective until September 30, 2012. The Company has been in default since September 30, 2013 for failing to provide reviewed annual financial statements for 2014 and 2013.

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
Approximate Value of collateral at balance sheet dates — Inventories	$ 766,877	$ 772,682	$ 920,126
Accounts Receivable	557,535	888,200	445,339
	$1,324,412	$1,660,882	$1,365,465

Note 8 — Notes Payable — Related Parties:

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
Officers and Stockholders:			
Payable in monthly payments of $1,800 as revised, including interest at 6% through April, 2017.	$ 39,012	$ 245,497	$ 251,989
Payable in monthly payments of $225, including interest at 6% through April, 2017.	$ 4,895	217,385	316,904
Former Employee:			
Payable in monthly payments of $6,900 as revised, including interest at 6% through April, 2017	$ 162,111	324,205	304,880
Stockholders:			
Two identical notes payable in combined monthly payments totaling $4,600 as revised, including interest at 6% through April, 2017	$ 117,374	114,283	107,814
Other Related Parties:			
Payable in monthly payments of $900 as amended including interest at 6% through April, 2017	$ 18,468	17,979	16,961
Two identical notes payable in combined monthly payments totaling 5,400 as amended, including interest at 6% through April, 2017	$ 103,824	101,124	95,400
	445.684	1,020,473	1,093,948
	(224,464)	(194,723)	(196,221)
	$ 221,220	$ 825,750	$ 897,727

Note 9 — Other termed debts – (continued)

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
The following is a summary of property held under capital leases:			
Property held under capital leases	$111,495	$111,495	$111,495
Less: accumulated amortization	(88,156)	(82,555)	(71,352)
Net property under capital leases	$ 23,339	$ 28,940	$ 40,143
Minimum future lease payments under capital leases as of June 30, 2014 for the next four years are as follows:			
Total minimum lease payments	$ 25,020	31,336	$ 49,215
Less: amount representing interest	(1,808)	(2,030)	(5,912)
Present value of net minimum lease payments	23,212	29,306	43,303
Less: current portion	(17,245)	(17,245)	(19,460)
Long-term portion	$ 5,968	$ 12,061	$ 23,843

Interest expense charged to operations under capital leases was $3,247 and $3,706 for the years ended June 30, 2014 and 2013 respectively.

Interest expense charged to operations under capital leases was $1,001 and $1,619 for the six months ended December 31, 2014 and 2013, respectively.

Extended Payment arrangements:

The Company is responsible for paying a former employee, disability benefits under a prior self-insured plan, through April, 2019. The plan requires monthly payments until the participant attains age 65. Interest has been imputed on this obligation at 5%.

Interest expense charged to operations for the extended disability payments was $2,218 and $2,569 in 2014 and 2013, respectively.

Interest expense charged to operations for the extended disability payments was $972 and $1,154 for the six months ended December 31, 2014 and 2013, respectively.

	December 31, 2014 (unaudited)	June 30, 2014	June 30, 2013
Total disability benefits	$ 37,595	$ 45,584	$ 55,800
Less: amount representing interest	(972)	(5,165)	(7,948)
Present value of disability benefits	36,623	40,418	47,852
Less: current portion	(7,582)	(7,582)	(7,999)
Long-term portion	$ 29,041	$ 32,836	$ 39,853
Total minimum long term debt, capital lease & extended disability payments	$ 92,919	$107,361	$105,532
Less: current portion	(39,842)	(41,559)	(37,316)
Long-term portion	$ 53,077	$ 65,802	$ 68,216

Note 9 — Other termed debts – (continued)

The maturities of all other termed debts for each of the next five years & thereafter are as follows:

June 30,	
2015	$ 45,438
2016	26,572
2017	14,767
2018	15,035
2019	12,744
Total minimum long term debt, capital lease & extended disability payments	$114,556
Less: amount representing interest	(7,195)
Present value of disability benefits	$107,361
Less: current portion	(41,559)
Long-term portion	$ 65,802

Note 10 — Equity Lines of Credit:

The Company had previously guaranteed the payment of an Equity Line of Credit with Wells Fargo Bank totaling up to $250,000, the proceeds of which the Company received from a concurrent loan from Edson when the credit line was funded on August 15, 2008 discussed further in Note 14. In June 2014 the Company agreed to assume the remaining balance of $243,257 for the cancellation of 2,433 shares of its $100 par value preferred stock. These shares were reflected as not outstanding since March 2010.

As of June 30, 2014 this line of credit has $250,000 available, secured by residential real estate owned by the vice president, of which $243,296 is outstanding, with an interest rate of 3.35%. Interest expense charged to operations on this loan amounted to $8,198 and $8,225 for the years ended June 30, 2014 and 2013 respectively.

Effective June 30, 2014 the Company also has guaranteed to its president, and a general member of MHC, the majority shareholder, individually as signatory's, the repayment of a second Equity Line of Credit with Wells Fargo Bank as also discussed further in Note 14.

The Company charged operations $4,075 and $4,081 in interest for this line of credit for the six months ended December 31, 2014 and 2013, respectively.

As of June 30, 2014 this line of credit has $150,000 available, secured by the president's principal residence, of which $131,545 is outstanding, with an interest rate of 3.0%. No interest expense was charged to operations on this loan for the years ended June 30, 2014 and 2013 respectively.

The Company charged operations $1,973 and $0 in interest for this line of credit for the six months ended December 31, 2014 and 2013, respectively.

Note 11 — Acquisition of Assets & Note Payable

The Company acquired certain assets including specific inventory and fixed assets from a RF services provider, Microsemi Corp-RF Integrated Solutions ("Microsemi"); which had eliminated providing certain RF services similar to that of the Company for approximately 10 customers. The acquisition was pursuant to a contract, originally dated March 27, 2013, which provided for a $100,000 down payment and a note payable for $650,000, with payments through December, 2014 as amended, inventory and fixed assets associated with these specific RF services, and intangible assets consisting of a customer list, non-compete clause and an exclusive license. The Contract also provided for 5% royalty on certain RF services we will provide to the specified 10 customers. (See also note 13)

MICROPHASE CORPORATION

Notes to Financial Statements
June 30, 2014
(Unaudited for the six months ended December 31, 2014 and 2013)

Note 12 — Accrued and Other Expenses: – (continued)

401 (K) Employee Benefit Plan:

The Company sponsors a 401(K) plan for all eligible employees. Employee contributions are based on a percentage of compensation. Employer contributions for both matching and profit sharing are discretionary and determined annually by management. For the years ended June 30, 2013 and 2014, there were no employer contributions to the plan. At June 30, 2013 the Company owed $4,478 to the 401 K Plan and as of June 30, 2014 it owed $0.

Note 13 — Commitments and Contingencies:

The Company originally leased its Connecticut production and office facility from Edson, a related party, under a net operating lease through April, 2017. The lease required payments of minimum rents plus real estate taxes and other occupancy costs. The lease terminated in March of 2013 when the Company acquired the building from Edson.

In an agreement dated June 30, 2010 between Edson and the Company, it was agreed that, going forward, the Company would make timely payments of monthly rent in amounts required to satisfy Edson's obligation under its mortgage loan on the property from Capital One Bank. This agreement also terminated with the termination of the lease. This resulted in a waiver of rents amounting to $179,004 in the year ended June 30, 2013 and rent expense after the waiver of $156,660. There was no rent expense with Edson for 2014 because the lease terminated in March 2013.

mPhase Technologies, Inc. (mPhase), a related company, reimbursed the Company for certain occupancy expenses on a monthly basis totaling $20,090 and $12,290 for the years ended June 30, 2014 and 2013, and $10,740 and $6,332 for the six months ended December 31, 2014 and 2013, respectively.

In March of 2013 the Company acquired a division of Microsemi Inc. for $750,000 plus 5% royalty of gross sales. There were no sales in fiscal 2013 and no royalties paid. In connection with this acquisition the Company signed a lease for 4,000 square feet of space at Microsemi's facility in Folsom, CA. The initial terms of the lease were $8,400 per month rent with a term of one year. The rent expense for this facility for 2013 was $25,200. The commitment for fiscal 2014 was $75,600. The lease was renegotiated in April of 2014 with a new rent of $7,000 per month beginning in June 2014. The end of the lease is currently June 2015. The commitment for fiscal 2015 is $84,000.

In November 2013 the Company sold the headquarters building to 587 Connecticut Avenue LLC for $3,662,500. Beginning November 27, 2013 through April 17, 2015 the Company leased back a portion of the building for $10,103 per month. The rent expense for the period November 27, 2013 to June 30, 2014 was $79,721. Under the terms of the lease, either party could terminate the lease with 90 days prior notice.

The Company has employment contracts with two officers discussed in note 14 below.

The Company also has guaranteed to Edson, and its majority shareholders individually as signatory's, the repayment of loan origination costs, interest charges and the principal in full, for an Equity Line of Credit with Wells Fargo Bank totaling up to $250,000, the proceeds of which the Company received a concurrent loan from Edson when the credit line was funded on August 15, 2008. Edson incurred approximately $3,200 loan origination costs (see note 14). The Company is a guarantor of a $243,296 note to Wells Fargo secured by real estate of one of the officers.

Rent expense was $60,618 for the six months ended December 2014 and 2013, respectively.

The Company is also a guarantor of a $131,545 note to Wells Fargo secured by real estate of another officer.

These notes were assumed by the Company effective June 30, 2013 and 2014, respectively.

Note 14 — Related Party Transactions: – (continued)

mPhase Technologies, Inc. (mPhase) — The Company has some common management and common significant shareholders with mPhase and had owned a total of 42,793,354 shares of this publicly-traded company. These shares were valued at $55,632 as of June 30, 2013 and effective June 30, 2014 the shares were transferred to two officers as partial payment of loans due to them by the Company; the transfer was valued at $34,235 based upon the closing trading price for these shares on that date. The Company realized a $60,033 loss on the disposition of these shares, $38,636 of which had previously been reserved for market value declines through June 30, 2013 and 21,397 was attributable to the year ended June 30, 2014.

The Company sublet office space to mPhase until March 31, 2015. In 2014 the rent received was $20,090, and in 2013 the amount was $12,290. As of June 30, 2014 mPhase owed the Company $16,183, and at June 30, 2013 mPhase owed the Company $43,584.

Rent expense was $10,740 and $6,332 for the six months ended December 31, 2014 and 2013, respectively. At December 31, 2014 mPhase owed the Company $22,820.

Employment Contracts:

The Company has entered into employment contracts with two officers through 2015 that provides for a stated salary of $250,000 per year, plus company benefits. These contracts are subject to other items and include a non-compete covenant. The Company owed the officers $534,849 and $415,552 as June 30, 2014 and 2013.

Equity Lines of Credit:

The Company also has guaranteed to Edson, and its majority shareholders individually as signatory's, the repayment of loan origination costs, interest charges and the principal in full, for an Equity Line of Credit with Wells Fargo Bank totaling up to $250,000, the proceeds of which the Company received a concurrent loan from Edson when the credit line was funded on August 15, 2008. Edson incurred approximately $3,200 loan origination costs. The credit line was secured by residential real estate owned by Edson at that time. In June 2010 the Company issued 2,532 shares of its $100 par value preferred stock to Edson to secure repayment of the $250,000 plus costs incurred, by the Company for the concurrent loan made to the Company, agreeing to continue to pay interest charges and committing to repay the principal by March 2012. This agreement was extended through March 2013, and again through June 2014. On June 30, 2013 the balance was $244,362 which is shown as a reduction of equity in the Statement of Changes in Stockholders' Deficit for the fiscal years ended June 30, 2013. In March, 2013 the Company agreed to assume the remaining balance from Edson and then effective June 30, 2014, indemnified the officers from any liability pertaining to this note, of $243,296 for the cancellation of 2,433 shares of its $100 par value preferred stock. There shares were reflected as not outstanding since March, 2010.

Effective June 30, 2014 the Company also has guaranteed to its president, and a general member of MHC, the majority shareholder, individually as signatory's, the repayment of a second Equity Line of Credit with Wells Fargo Bank, secured by the president's principal residence, totaling $131,545 at that date. The proceeds of this home equity loan were primarily used to fund loan advances to the Company by the president in recent fiscal years. The Company committed to pay interest charges and the principal in full for this obligation and recorded the assumption as a $100,000 reduction of loans and a $31,545 reduction of unpaid compensation due to the president.

Note 15 — Major Customers and Segments:

The Company had three customers in 2014 and in 2013 which each accounted for more than 10% of sales.

The Company recorded sales of $3,744,606 with the three customers during the year ended 2014. These sales represent 52% of total sales for the year. At June 30, 2014 these customers owed $584,242 to the Company.

Note 17 — Stockholders' Equity: – (continued)

Also during the year ended June 30, 2013 the Company issued 500 shares of preferred stock to two officers in connection with the cancelation of $50,000 of debt owed to these officers.

The preferred stock, with respect to dividends, liquidation payments, and liquidation rights, ranks senior to the common stock and of the Company. Holders of Preferred Stock are entitled to receive, when and as declared by the Board of Directors, dividends, at the annual rate of 6% of the stated par value, or $100 per share. Dividends are cumulative and accrue from the effective date of issuance of the Preferred Stock until declared.

As of June 30, 2014 and 2013, 23,543 and 23,543 preferred shares have been issued and the cumulative dividends undeclared were approximately $459,400 and $318,200, respectively.

In December 2014, the Board of Directors declared $494,735 of dividends on preferred shares outstanding as of September 30, 2014 and authorized the payment in 329,825 shares common stock using a conversion rate of $1.50 per share, charging an additional $164,193 to retained deficit for the loss on the settlement of the dividend payable.

As of December 31, 2014 26,943 preferred shares are outstanding and cumulative undeclared dividends on preferred stock are $35,315.

On October 4, 2014 at a special meeting of the shareholders of the Company the shareholders approved amendments to the Certificate of Incorporation of the Company to:

(1) Increase its authorized common stock from 4,800,000 shares of common stock without par value to 50,000,000 shares of common stock without par value for economic reasons the Board of Directors has implemented an increase to 7,800,000 shares;

(2) Increase its authorized preferred stock from 200,000 shares, $100 par value per share, to 2,000,000 shares of 6% convertible preferred stock, for economic reasons this has yet to be implemented, $100 par value per share. Each outstanding and hereafter issued share of the preferred stock will:

i) be entitled to a cash dividend, payable quarterly on the last business day of each fiscal quarter of the Company, commencing with the fiscal quarter ended December 31, 2014, if and when declared by the Company's board of directors. These dividends will be cumulative, will accrue if not declared by the directors, and must be paid before any dividends or other distributions are made to the common shareholders.

ii) be entitled, on liquidation of the Company, to receive $100 per share plus accrued dividends before any distributions are made to the common shareholders.

iii) be convertible at the option of the holder into common stock of the Company at a price agreeable to the holders of the preferred stock.

The Board of Directors has not declared a dividend for the fiscal years ended June 30, 2014 or 2013.

Note 18 — Subsequent Events:

From July 1, 2014 through December 31, 2014 the Company completed transactions in private placements of its common stock to accredited investors pursuant to Rule 504 of regulation D and Section 4(2) of the Securities Act of 1933, as amended. The Company issued 261,782 shares of its common stock at $2.00 per share including 68,782 shares paid to finders and received net proceeds of $354,550, after deducting $31,450 of cash costs, which was used for working capital.

On October 4, 2014 at a special meeting of the shareholders of the Company, the shareholders approved and/or authorized the Board of Directors of the Company to:

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation
3.2	Bylaws
10.1	Loan and Security Agreement dated as of February 3, 2012, by and between Microphase Corporation and Gerber Finance, Inc., as amended
10.2	Strategic Partnership between Microphase Corporation and Dynamac, Inc.
10.3	Assumption of Mortgage Debt entered into as of January 22, 2015
10.4	Employment Agreement by and between the Company and Necdet Ergul
10.5	Employment Agreement by and between the Company and James Ashman
10.6	Employment Agreement by and between the Company and Michael Ghadaksaz
10.7	Employment Agreement by and between the Company and Ron Durando
10.8	Consulting Agreement by and between the Company and Brian Kelly
10.9a	Third Amendment to Condo Agreement
10.9b	Second Amendment to Condo Agreement
10.10	Lease for 100 Trap Falls Lease Extension
10.11	Amplitech Amendment Agreement
10.12	Fully Executed Agreement with Dynamac
23.1	Consent of independent registered public accounting firm

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2015

MICROPHASE CORPORATION

By: /s/ NECDET F. ERGUL
Name:
Title: Chief Executive Officer, Chairman of the Board of Directors

By: /s/ JAMES ASHMAN
Name:
Title: Chief Financial Officer, Director

By: /s/ MICHEAL GADAKHASZ
Name:
Title: Director

By: /s/ JEFFREY PETERSON
Name:
Title: Director

By: /s/ PAUL H.DECOSTER
Name:
Title: Director